UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2018).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:    July 31, 2017

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months Ended June 30, 2017 <Under Japanese GAAP>	July 31, 2017

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Group Chief Executive Officer: Takeshi Kunibe

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2017

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1.	Consolidated financial results (for the three months ended June 30, 2017)

    (1) Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Profit attributable to owners of parent
	Three months ended June 30, 2017	¥ 1,361,027	13.6%	¥ 316,185	15.4%	¥ 241,521	31.1%

	Three months ended June 30, 2016	1,197,817	(4.9)	273,973	(32.3)	184,285	(31.2)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2017: ¥293,944 million [—%]
		(b) for the three months ended June 30, 2016: ¥(34,375) million [—%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
		Earnings per share		Earnings per share (Diluted)
	Three months ended June 30, 2017	¥ 171.28		¥ 171.14

	Three months ended June 30, 2016	134.79		134.65
(2) Financial position
		(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	June 30, 2017	¥ 201,864,739		¥ 11,408,158		4.9%

	March 31, 2017	197,791,611		11,234,286		4.9

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2017: ¥ 9,889,644 million (b) as of March 31, 2017: ¥ 9,731,538 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2017	¥ —	¥ 75	¥ —	¥ 75	¥ 150

Fiscal year ending March 31, 2018	—
Fiscal year ending March 31, 2018 (Forecast)		80	—	80	160

Note:	Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2018)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent	Earnings per share
Fiscal year ending March 31, 2018	¥ 630,000 (10.8)%	¥ 446.77

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2017.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. (1) Application of special accounting methods used for preparing quarterly consolidated financial statements.”

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. (2) Changes in accounting policies, changes in accounting estimates and restatements.”

(4)	Number of shares issued (common stock)

	As of June 30, 2017	As of March 31, 2017
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	3,931,572 shares	4,028,883 shares

	Three months ended June 30, 2017	Three months ended June 30, 2016
(c) Average number of shares issued in the period	1,410,112,568 shares	1,367,222,939 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the review process of the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; incurrence of significant credit-related costs; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as SMFG expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2017 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1) Application of special accounting methods used for preparing quarterly consolidated financial statements

SMFG and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2018 including the period for the three months ended June 30, 2017. Amounts of Income taxes include Income taxes-deferred.

(2) Changes in accounting policies, changes in accounting estimates and restatements

SMFG and certain domestic consolidated subsidiaries calculated tax expenses based on “(1) Application of special accounting methods used for preparing quarterly consolidated financial statements” in order to prepare a Quarterly Securities Report promptly and effectively due to application of consolidated corporate-tax system from the three months ended June 30, 2017. This accounting method is not adopted retrospectively since the impact of this change is immaterial.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

		(Millions of yen)

	March 31, 2017	June 30, 2017

Assets:
Cash and due from banks	¥46,865,538	¥47,613,679
Call loans and bills bought	1,872,144	1,791,932
Receivables under resale agreements	899,897	1,182,733
Receivables under securities borrowing transactions	8,760,390	9,715,907
Monetary claims bought	4,420,377	4,494,312
Trading assets	6,755,428	5,770,476
Money held in trust	3,439	3,031
Securities	24,631,792	25,907,211
Loans and bills discounted	80,237,322	80,334,211
Foreign exchanges	1,723,867	2,376,993
Lease receivables and investment assets	2,395,597	2,362,188
Other assets	7,355,845	7,741,366
Tangible fixed assets	3,101,642	3,452,976
Intangible fixed assets	946,506	937,700
Net defined benefit asset	314,922	322,913
Deferred tax assets	63,001	59,120
Customers’ liabilities for acceptances and guarantees	8,090,111	8,414,410
Reserve for possible loan losses	(646,215)	(616,426)

Total assets	¥197,791,611	¥201,864,739

Liabilities:
Deposits	¥117,830,210	¥118,579,326
Negotiable certificates of deposit	11,880,937	12,447,459
Call money and bills sold	2,088,019	1,853,698
Payables under repurchase agreements	2,715,752	3,479,888
Payables under securities lending transactions	7,444,655	9,251,234
Commercial paper	2,311,542	2,425,438
Trading liabilities	4,704,931	4,996,541
Borrowed money	10,786,713	11,102,838
Foreign exchanges	683,252	875,271
Short-term bonds	1,125,600	1,109,100
Bonds	8,129,232	8,371,517
Due to trust account	1,180,976	1,187,030
Other liabilities	6,880,273	5,710,302
Reserve for employee bonuses	77,375	29,257
Reserve for executive bonuses	3,045	—
Net defined benefit liability	59,110	58,553
Reserve for executive retirement benefits	2,347	2,023
Reserve for point service program	21,744	22,312
Reserve for reimbursement of deposits	15,464	11,232
Reserve for losses on interest repayment	156,775	138,164
Reserves under the special laws	1,745	1,881
Deferred tax liabilities	335,908	357,626
Deferred tax liabilities for land revaluation	31,596	31,469
Acceptances and guarantees	8,090,111	8,414,410

Total liabilities	186,557,325	190,456,581

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,346	757,355
Retained earnings	5,036,756	5,172,476
Treasury stock	(12,913)	(12,605)

Total stockholders’ equity	8,119,085	8,255,121

Net unrealized gains (losses) on other securities	1,542,308	1,598,636
Net deferred gains (losses) on hedges	(42,077)	(47,804)
Land revaluation excess	38,109	38,157
Foreign currency translation adjustments	65,078	32,465
Accumulated remeasurements of defined benefit plans	9,034	13,067

Total accumulated other comprehensive income	1,612,453	1,634,522

Stock acquisition rights	3,482	3,315
Non-controlling interests	1,499,264	1,515,198

Total net assets	11,234,286	11,408,158

Total liabilities and net assets	¥197,791,611	¥201,864,739

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

		(Millions of yen)

Three months ended June 30	2016	2017

Ordinary income	¥1,197,817	¥1,361,027
Interest income	452,440	536,043
Interest on loans and discounts	331,003	363,196
Interest and dividends on securities	61,404	94,994
Trust fees	711	883
Fees and commissions	260,389	284,225
Trading income	68,353	63,117
Other operating income	381,333	415,615
Other income	34,588	61,142
Ordinary expenses	923,843	1,044,841
Interest expenses	125,947	173,667
Interest on deposits	38,723	63,587
Fees and commissions payments	41,054	46,864
Trading losses	1,814	68
Other operating expenses	278,633	341,836
General and administrative expenses	443,197	453,913
Other expenses	33,196	28,491

Ordinary profit	273,973	316,185

Extraordinary gains	84	422
Extraordinary losses	942	960

Income before income taxes	273,115	315,647

Income taxes	65,665	49,868

Profit	207,450	265,779

Profit attributable to non-controlling interests	23,164	24,257

Profit attributable to owners of parent	¥184,285	¥241,521

(Consolidated statements of comprehensive income)
		(Millions of yen)

Three months ended June 30	2016	2017

Profit	¥207,450	¥265,779
Other comprehensive income	(241,826)	28,165
Net unrealized gains (losses) on other securities	(151,744)	58,717
Net deferred gains (losses) on hedges	30,083	(4,644)
Foreign currency translation adjustments	(133,782)	(24,303)
Remeasurements of defined benefit plans	10,363	4,061
Share of other comprehensive income of affiliates	3,253	(5,665)

Total comprehensive income	(34,375)	293,944

Comprehensive income attributable to owners of parent	(25,468)	263,542
Comprehensive income attributable to non-controlling interests	(8,907)	30,402

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2017

- Supplementary information -

Notes
1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (”SMFG”)
2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (”SMBC”)
3. Capital ratio as of June 30, 2017 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)

			Three months ended June 30, 2017 (A)	Change (A) - (B)	Three months ended June 30, 2016 (B)
	Consolidated gross profit	1	737,448	21,669	715,779
	Net interest income	2	362,376	35,883	326,493
	Trust fees	3	883	172	711
	Net fees and commissions	4	237,360	18,026	219,334
	Net trading income	5	63,049	(3,490)	66,539
	Net other operating income	6	73,779	(28,921)	102,700
	General and administrative expenses	7	(453,913)	(10,716)	(443,197)
	Equity in gains (losses) of affiliates	8	19,623	12,785	6,838
	Consolidated net business profit	9	303,158	23,738	279,420
	Total credit cost	10	(14,778)	(4,138)	(10,640)
	Credit costs	11	(19,629)	(2,294)	(17,335)
	Write-off of loans	12	(18,409)	(5,274)	(13,135)
	Provision for reserve for possible loan losses	13	—	1,949	(1,949)
	Others	14	(1,220)	1,030	(2,250)
	Gains on reversal of reserve for possible loan losses	15	2,065	2,065	—
	Recoveries of written-off claims	16	2,785	(3,909)	6,694
	Gains (losses) on stocks	17	28,969	27,438	1,531
	Other income (expenses)	18	(1,163)	(4,825)	3,662
	Ordinary profit	19	316,185	42,212	273,973
	Extraordinary gains (losses)	20	(538)	319	(857)
	Gains (losses) on disposal of fixed assets	21	51	373	(322)
	Losses on impairment of fixed assets	22	(453)	152	(605)
	Income before income taxes	23	315,647	42,532	273,115
	Income taxes	24	(49,868)	15,797	(65,665)
	Profit	25	265,779	58,329	207,450
	Profit attributable to non-controlling interests	26	(24,257)	(1,093)	(23,164)
	Profit attributable to owners of parent	27	241,521	57,236	184,285
Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)
	3.	Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates

			June 30, 2017	Change	March 31, 2017
	Consolidated subsidiaries	28	374	20	354
	Equity method affiliates	29	55	1	54

Sumitomo Mitsui Financial Group

SMBC non-consolidated		(Millions of yen)
		Three months ended June 30, 2017 (A)	Change (A) - (B)	Three months ended June 30, 2016 (B)
Gross banking profit	1	357,074	(12,334)	369,408
Net interest income	2	248,074	31,086	216,988
Trust fees	3	469	47	422
Net fees and commissions	4	65,128	(2,957)	68,085
Net trading income	5	14,205	(10,914)	25,119
Net other operating income	6	29,196	(29,596)	58,792
Gains (losses) on bonds	7	17,106	(28,296)	45,402
Expenses (excluding non-recurring losses)	8	(205,748)	(1,174)	(204,574)
Personnel expenses	9	(84,317)	(2,466)	(81,851)
Non-personnel expenses	10	(107,627)	2,852	(110,479)
Taxes	11	(13,803)	(1,560)	(12,243)
Banking profit (before provision for general reserve for possible loan losses)	12	151,325	(13,508)	164,833

Gains (losses) on bonds	13	17,106	(28,296)	45,402
Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	151,325	(13,508)	164,833
Non-recurring gains (losses)	16	36,708	52,936	(16,228)
Credit costs	17	(3,160)	(1,322)	(1,838)
Gains on reversal of reserve for possible loan losses	18	17,780	1,650	16,130
Recoveries of written-off claims	19	0	(4,182)	4,182
Gains (losses) on stocks	20	27,741	27,616	125
Gains on sales of stocks	21	29,534	25,617	3,917
Losses on sales of stocks	22	(1,084)	145	(1,229)
Losses on devaluation of stocks	23	(709)	1,852	(2,561)
Other non-recurring gains (losses)	24	(5,654)	29,174	(34,828)
Ordinary profit	25	188,033	39,428	148,605
Extraordinary gains (losses)	26	(212)	335	(547)
Gains (losses) on disposal of fixed assets	27	187	323	(136)
Losses on impairment of fixed assets	28	(399)	11	(410)
Income before income taxes	29	187,821	39,763	148,058
Income taxes	30	(19,386)	21,692	(41,078)
Net income	31	168,434	61,455	106,979

Total credit cost (14+17+18+19)	32	14,621	(3,853)	18,474
Provision for general reserve for possible loan losses	33	3,101	(6,790)	9,891
Write-off of loans	34	(2,478)	(2,461)	(17)
Provision for specific reserve for possible loan losses	35	14,583	8,356	6,227
Losses on sales of delinquent loans	36	(681)	1,139	(1,820)
Provision for loan loss reserve for specific overseas countries	37	95	85	10
Recoveries of written-off claims	38	0	(4,182)	4,182

Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)

		Three months ended June 30, 2017 (A)	Change (A) - (B)	Three months ended June 30, 2016 (B)
Interest earned on loans and bills discounted (a)		0.99	(0.14)	1.13
Interest paid on deposits, etc. (b)		0.00	(0.01)	0.01
Interest spread (a) - (b)		0.99	(0.13)	1.12

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)		1.04	(0.11)	1.15
Interest spread (c) - (b)		1.04	(0.10)	1.14
3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated		(Billions of yen)

		June 30, 2017	Change from March 31, 2017	March 31, 2017
Bankrupt and quasi-bankrupt assets	1	144.0	(16.7)	160.7
Doubtful assets	2	488.8	(2.6)	491.4
Substandard loans	3	268.4	(7.3)	275.6
Total (A)	4	901.1	(26.5)	927.7

Normal assets	5	92,746.6	1,171.4	91,575.2
Grand total (B)	6	93,647.7	1,144.8	92,502.9

NPL ratio (A/B)	7	0.96%	(0.04)%	1.00%
Amount of direct reduction		288.3	0.2	288.1
SMBC non-consolidated		(Billions of yen)

		June 30, 2017	Change from March 31, 2017	March 31, 2017
Bankrupt and quasi-bankrupt assets	8	103.7	(14.7)	118.4
Doubtful assets	9	343.6	(3.7)	347.4
Substandard loans	10	99.9	(2.0)	101.9
Total (A)	11	547.2	(20.5)	567.7

Normal assets	12	87,348.3	937.6	86,410.6
Grand total (B)	13	87,895.4	917.2	86,978.3

NPL ratio (A/B)	14	0.62%	(0.03)%	0.65%

Amount of direct reduction		121.4	11.6	109.8

Note:	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		June 30, 2017					March 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar.2017	Gains	Losses
Held-to-maturity securities	1	963.2	4.3	(2.6)	4.3	0.0	1,173.4	6.9
Other securities	2	25,108.0	2,272.0	83.2	2,426.5	154.6	23,616.8	2,188.7
Stocks	3	3,824.8	2,013.9	92.0	2,028.9	15.0	3,757.8	1,921.9
Bonds	4	12,334.2	40.4	(19.9)	55.9	15.4	10,181.4	60.4
Japanese government bonds	5	9,517.1	6.8	(17.7)	18.0	11.2	7,293.9	24.5
Others	6	8,949.0	217.6	11.1	341.7	124.1	9,677.7	206.5
Foreign bonds	7	6,532.9	(104.4)	6.2	13.7	118.0	7,063.7	(110.6)
Other money held in trust	8	3.0	—	—	—	—	3.4	—
Total	9	26,074.3	2,276.3	80.7	2,430.8	154.6	24,793.7	2,195.6
Stocks	10	3,824.8	2,013.9	92.0	2,028.9	15.0	3,757.8	1,921.9
Bonds	11	13,297.4	44.8	(22.5)	60.2	15.4	11,354.8	67.3
Others	12	8,952.1	217.6	11.1	341.7	124.1	9,681.1	206.5

SMBC non-consolidated							(Billions of yen)
		June 30, 2017					March 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar.2017	Gains	Losses
Held-to-maturity securities	13	690.2	3.2	(1.9)	3.2	—	900.2	5.1
Stocks of subsidiaries and affiliates	14	3,356.1	8.1	6.9	34.1	26.0	3,222.6	1.2
Other securities	15	22,381.3	1,950.5	57.0	2,088.6	138.1	20,914.4	1,893.5
Stocks	16	3,527.6	1,867.3	78.3	1,881.3	14.0	3,474.5	1,789.0
Bonds	17	11,894.1	37.9	(19.6)	52.8	14.9	9,699.1	57.5
Japanese government bonds	18	9,340.7	6.1	(17.4)	17.1	11.0	7,109.5	23.5
Others	19	6,959.5	45.3	(1.7)	154.5	109.2	7,740.8	47.0
Foreign bonds	20	5,001.7	(94.7)	1.5	9.8	104.5	5,587.0	(96.2)
Total	21	26,427.6	1,961.8	62.0	2,126.0	164.2	25,037.2	1,899.8
Stocks	22	4,217.6	1,872.4	79.8	1,894.2	21.8	4,164.0	1,792.5
Bonds	23	12,584.3	41.1	(21.5)	56.0	14.9	10,599.3	62.5
Others	24	9,625.6	48.4	3.7	175.8	127.4	10,273.9	44.7

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated						(Billions of yen)
	June 30, 2017				March 31, 2017

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	107.4	57.4	50.0	(17.5)	238.5	199.4	39.0	(17.5)
Currency swaps	52.9	100.3	(47.4)	(22.4)	118.2	298.7	(180.5)	(11.1)
Others	0.4	5.7	(5.3)	(18.8)	0.2	2.5	(2.3)	(20.7)
Total	160.7	163.4	(2.7)	(58.7)	356.9	500.6	(143.7)	(49.3)

Notes:	1.	Derivative transactions are measured at fair value in the balance sheet.
	2.	SMBC applies deferred hedge accounting or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for net deferred gains (losses) are those before application of tax effect accounting.
Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), by remaining maturity
		(Billions of yen)

	June 30, 2017				March 31, 2017

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate/ payable floating rate	3,765.4	23,845.9	7,285.1	34,896.5	3,579.4	23,950.3	6,475.2	34,004.9
Receivable floating rate/ payable fixed rate	2,058.7	9,061.0	6,418.3	17,538.0	2,377.9	9,178.6	6,586.7	18,143.2
Total	5,824.2	32,906.9	13,703.4	52,434.5	5,957.3	33,128.9	13,061.9	52,148.1

6. Deposits and loans

SMBC non-consolidated					(Billions of yen)

	June 30, 2017	Change from June 30, 2016	June 30, 2016		Reference: March 31, 2017
Domestic deposits	89,050.3	6,152.3	82,898.1		87,740.3
Individual	44,491.9	1,560.4	42,931.6		43,642.1
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	75,771.2	5,931.2	69,840.0		75,585.3
Domestic offices (excluding offshore banking account)	53,759.8	2,096.4	51,663.4		54,502.9
Overseas offices and offshore banking accounts	22,011.5	3,834.8	18,176.6		21,082.4
7. ROE
Consolidated			(	%)

	Three months ended June 30, 2017	Change	Three months ended June 30, 2016
ROE (denominator: Total stockholders’ equity)	11.8	1.9	9.9

Note:
	ROE =	(Profit attributable to owners of parent) X (Number of days in a year (365 days)) / (Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2